Exhibit 99.2

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion includes information that is relevant to understanding Polestar’s financial condition and results of operations and should be read together with the Unaudited Condensed Consolidated Financial Statements as of September 30, 2022 and for the three and nine months ended September 30, 2022, included elsewhere in this report. Refer to the Form 20-F filed with the SEC on June 29, 2022 for information related to the year ended December 31, 2021. All amounts presented in this report are shown in thousands of U.S. dollars, except per share data and unless otherwise stated.

Key figures

	September 30,	December 31,
	2022	2021
Statement of financial position
Cash and cash equivalents	988,259	756,677
Total assets	3,649,461	3,309,693
Total equity	(136,680)	(122,496)
Total liabilities	(3,512,782)	(3,187,197)

	For the nine months ended September 30,		For the year ended December 31,
	2022	2021	2021
Statement of loss
Revenue	1,476,746	747,674	1,337,181
Cost of sales	(1,419,271)	(746,614)	(1,336,321)

Gross profit	57,475	1,060	860

Operating expenses[1]	(1,139,056)	(658,604)	(995,699)

Operating loss	(1,081,581)	(657,544)	(994,839)

Finance income and expense, net	890,777	(3,710)	(12,279)
Income tax expense	(12,543)	(9,414)	(336)

Net loss	(203,347)	(670,668)	(1,007,454)

Statement of cash flows
Cash used for operating activities	(1,023,425)	(155,078)	(312,156)
Cash used for investing activities	(652,778)	(72,171)	(129,672)
Cash provided by financing activities	1,965,753	536,603	909,572
Key metrics
Class A and B shares outstanding at period end	2,109,378,547	232,404,595	232,404,595
Share price at period end[2]	5.06	N/A	N/A
Net loss per share (basic and diluted)	(0.22)	(2.94)	(4.39)

Equity ratio[3]	3.75%	16.16%	3.71%
Global volumes[4]	30,424	15,178	28,677
Volume of external vehicles without repurchase obligations	28,204	12,362	23,760
Volume of external vehicles with repurchase obligations	799	1,535	2,836
Volume of internal vehicles	1,421	1,281	2,081
Markets[5]	27	16	19
Locations[6]	128	101	103
Service points[7]	1,033	738	811

1

- Included in operating expenses for the nine months ended September 30, 2022 is a non-recurring as well as non-cash USD 372.3 million charge relating to listing expenses incurred upon the merger with Gores Guggenheim, Inc.(“GGI”) on June 23, 2022. See also section “Reverse recapitalization.”

2	- Represents PSNY share price at September 30, 2022. Share prices at the end of prior periods are not disclosed as Polestar was not publicly traded.
3	- Calculated as total equity divided by total assets.
4

- Represents total volumes of new vehicles delivered, including external sales with recognition of revenue at time of delivery, external sales with repurchase commitments and internal sales of vehicles transferred for demonstration and commercial purposes as well as vehicles transferred to Polestar employees at time of registration. Transferred vehicles for demonstration and commercial purposes are owned by Polestar and included in Inventory.

5	- Represents the markets in which Polestar operates.
6	- Represents Polestar Spaces, Polestar Destinations, and Polestar Test Drive Centers.
7

- Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar’s international expansion. The comparison figure for September 30, 2021 is an estimate as the number of service points at period end was not recorded internally.

Key factors affecting performance

Polestar’s continued growth depends on numerous factors and trends. While these factors and trends provide opportunities for Polestar, they also pose risks and challenges as discussed in item 3.D “Risk Factors” in Form 20-F filed with the SEC on June 29, 2022. The following paragraphs explain the key factors that had a notable impact on Polestar during the nine months ended September 30, 2022.

Partnerships with Volvo Cars and Geely

Polestar’s relationship with related parties, Volvo Cars and Geely, has provided it with a unique competitive advantage in its ability to rapidly scale commercialization activities while maintaining an asset light balance sheet. This is achieved primarily through contract manufacturing as well as supply and service agreements with Volvo Cars and Geely. Polestar continues to utilize the established research and development capabilities of Volvo Cars and Geely to accelerate technological advancements in automotive technology. Additionally, selling and administrative expenses have been positively impacted due to service agreements with Volvo Cars that allow Polestar to attain operational efficiencies in the areas of aftermarket services, maintenance, and back-office functions such as information technology, legal, accounting, finance, and human resources.

During the nine months ended September 30, 2022, Polestar entered into the following agreements with Volvo Cars and Geely:

•

A service agreement with Volvo Cars, effective January 28, 2022, that governs Polestar’s outbound logistics through the utilization of Volvo Cars’ existing vehicle distribution process in the United States.

•	Technology license agreements with Geely, effective March 4, 2022, that govern Polestar’s acquisition of certain technology from Geely related to the Polestar 4.

•	Service agreements with Volvo Cars, effective June 21, 2022, that govern the import and export of Polestar vehicles into and out of the United States by Volvo Cars.

Refer to Note 8 - Related party transactions in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Reverse recapitalization

On June 23, 2022, Polestar consummated a capital reorganization via the merger with Gores Guggenheim, Inc. (“GGI”), a special purpose acquisition company. Polestar subsequently began trading on the National Association of Securities Dealers Automated Quotations (“Nasdaq”) on June 24, 2022 under the ticker symbol PSNY. In addition to providing Polestar with access to new funding sources in the United States capital markets, the merger, including all related arrangements, raised net cash proceeds of $1,417,973. Gross proceeds of $638,197 was assumed from GGI, $250,000 was sourced from a private placement in public equity (“PIPE”), and $588,826 was sourced from a preferential share subscription with Volvo Cars. Polestar incurred total transaction costs of $97,953 in connection with the merger, of which $59,050 were attributable to GGI and deducted from the gross proceeds raised.

The merger was accounted for as a reverse recapitalization in accordance with International Financial Reporting Standards (“IFRS”) 2, Share-based Payment, under which Polestar obtained a listing service in exchange for the issuance of 5.1% equity ownership. Accordingly, Polestar recorded a non-recurring as well as non-cash share-based listing expense of $372,318 that was calculated based on the excess of the fair value of equity ownership in Polestar issued to GGI and third-party PIPE investors over the identifiable net assets and cash assumed on June 23, 2022. The fair value of Polestar equity on June 23, 2022 was based on a closing share price of $11.23 per share, a contributing factor to the size of the listing expense. This non-recurring listing expense is included in operating expenses and reflected in operating loss.

As part of the merger, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI, which maintained fair values of $40,320 and $22,770, respectively, on June 23, 2022. Polestar also issued certain rights to earn-out shares to existing owners with a fair value of $1,500,638 on June 23, 2022. These earn-out rights were granted to existing owners of Polestar as stipulated by the business combination agreement with GGI, dated on September 27, 2021. These instruments are accounted for as derivative liabilities under International Accounting Standards (“IAS”) 32, Financial Instruments: Presentation, and IFRS 9, Financial Instruments, that are carried at fair value with subsequent changes in fair value recognized in the Unaudited Condensed Consolidated Statement of Loss at each reporting date. On June 23, 2022, the day of the merger, these earn out rights were recorded as a reduction of equity (and a derivative liability) with an amount of $1,500,638.

Refer to Note 1 - Significant accounting policies and judgements and Note 9 - Reverse recapitalization in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Impact of COVID-19, Russo-Ukrainian War, and inflation

In certain instances, Polestar’s suppliers and business partners have experienced delays or disruptions from COVID-19, resulting in negative impacts to Polestar. Specifically, the prolonged government mandated quarantines and lockdowns in eastern China during the nine months ended September 30, 2022 delayed production and delivery of critical components for the Polestar 2. Polestar estimates that it lost approximately eight weeks of production at Volvo Cars’ Luqiao plant during the period.

Further, while Polestar does not directly conduct any business with suppliers in Russia or the Ukraine, there can be no assurance that all parts of the supply chain are devoid of any exposure to disruptions caused by the Russo-Ukrainian War. Refer to Item 3.D “Risk Factors” in Form 20-F filed with the SEC on June 29, 2022 for information on risks posed by COVID-19 and the Russo-Ukrainian War.

The broader impacts of COVID-19 and the Russo-Ukrainian War include rising inflationary pressures on prices of components, materials, labor, and equipment used in the production of Polestar vehicles. Particularly, increases in battery prices due to the increased prices of lithium, cobalt, and nickel are expected to lead to higher costs of goods sold. While price increases for these components have already taken place in the market, Polestar has not yet experienced an increase in costs of goods sold due to certain contract terms between our related party contract manufacturer, Volvo Cars, and their sub-suppliers. Additionally, the natural time lag created by the production, shipping, and selling of vehicles has also contributed to a delay in price increases experienced by Polestar. Higher oil prices have also increased freight and distribution costs across all markets. It is uncertain whether these inflationary pressures will persist in the future. Polestar remains vigilant and will continue to closely monitor the effects of COVID-19, the Russo-Ukrainian War, and inflation.

Results of operations

Polestar conducts business under one operating segment with commercial operations in North America, Europe, and Asia. Refer to Note 1 - Significant accounting policies and judgements in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information on the basis of presentation. Refer to Note 1 - Significant accounting policies and judgements in the Consolidated Financial Statements for Polestar Automotive Holding Limited, as of, and for the year ended, December 31, 2021 that were included the Form 20-F filed with the SEC on June 29, 2022 for more information related to segment reporting.

Comparison of the three and nine months ended September 30, 2022 and 2021

The following table summarizes Polestar’s historical Unaudited Condensed Consolidated Statement of Income and Comprehensive Income (Loss) for the three and nine months ended September 30, 2022 and 2021:

	For the three months ended September 30,		Variance		For the nine months ended September 30,		Variance
	2022	2021	$	%	2022	2021	$	%
Revenue	435,449	212,896	222,553	105	1,476,746	747,674	729,072	98
Cost of sales	(431,390)	(247,647)	(183,743)	74	(1,419,271)	(746,614)	(672,657)	90

Gross profit (loss)	4,059	(34,751)	38,810	(112)	57,475	1,060	56,415	5,322

Selling, general, and administrative expense	(178,643)	(199,290)	20,647	(10)	(625,424)	(478,144)	(147,280)	31
Research and development expense	(24,598)	(50,529)	25,931	(51)	(123,353)	(157,400)	34,047	(22)
Other operating income (expense), net	2,781	(8,291)	11,072	(134)	(17,961)	(23,060)	5,099	(22)
Listing expense	—	—	—	—	(372,318)	—	(372,318)	N/A

Operating loss	(196,401)	(292,861)	96,460	(33)	(1,081,581)	(657,544)	(424,037)	64

Finance income	711	9,606	(8,895)	(93)	1,485	24,801	(23,316)	(94)
Finance expense	(60,539)	(16,135)	(44,404)	275	(111,966)	(28,511)	(83,455)	293
Fair value change - Earn-out rights	546,961	—	546,961	N/A	965,668	—	965,668	N/A
Fair value change - Class C Shares	14,059	—	14,059	N/A	35,590	—	35,590	N/A

Income (loss) before income taxes	304,791	(299,390)	604,181	(202)	(190,804)	(661,254)	470,450	(71)

Income tax expense	(5,404)	(3,058)	(2,346)	77	(12,543)	(9,414)	(3,129)	33

Net income (loss)	299,387	(302,448)	601,835	(199)	(203,347)	(670,668)	467,321	(70)

Revenues

Polestar’s revenue increased by $222,553 or 105%, from $212,896 for the three months ended September 30, 2021 to $435,449 for the three months ended September 30, 2022. Revenue from related parties decreased by $3,775, or 18%, from $21,232 for the three months ended September 30, 2021 to $17,457 for the three months ended September 30, 2022.

Polestar’s revenue increased by $729,072 or 98%, from $747,674 for the nine months ended September 30, 2021 to $1,476,746 for the nine months ended September 30, 2022. Revenue from related parties increased by $30,059, or 42%, from $70,964 for the nine months ended September 30, 2021 to $101,024 for the nine months ended September 30, 2022.

The following table summarizes the components of revenue and related changes between interim periods:

	For the three months ended September 30,		Variance		For the nine months ended September 30,		Variance
	2022	2021	$	%	2022	2021	$	%
Revenues
Sales of vehicles	425,299	204,869	220,430	108	1,442,116	722,152	719,964	100
Sales of software and performance engineered kits	4,451	5,537	(1,086)	(20)	15,313	19,817	(4,504)	(23)
Sales of carbon credits	162	—	162	—	1,475	—	1,475	—
Vehicle leasing revenue	4,559	2,001	2,558	128	12,493	2,155	10,338	480
Other revenue	978	489	489	100	5,349	3,550	1,799	51

Total	435,449	212,896	222,553	105	1,476,746	747,674	729,072	98

Sales of vehicles increased by $220,430, or 108%, from $204,869 for the three months ended September 30, 2021 to $425,299 for the three months ended September 30, 2022. Sales of vehicles increased by $719,964, or 100%, from $722,152 for the nine months ended September 30, 2021 to $1,442,116 for the nine months ended September 30, 2022. The increase was driven by greater volumes of Polestar 2 sales across major geographic markets such as the United States, the United Kingdom, Germany, Sweden, and South Korea.

Revenue per vehicle decreased slightly for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 primarily due to Polestar 2 model mix and market mix. During the nine months ended September 30, 2021, the majority of vehicles sold were long-range dual motor variants of the Polestar 2 while the lower priced long-range single motor and standard-range single motor variants represented a greater share of revenue during the nine months ended September 30, 2022. Continued market expansion outside of Europe, where net revenue per car is generally lower, was a contributing factor in decreased revenue per vehicle during the nine months ended September 30, 2022 as compared to the comparative period.

Sales of software and performance engineered kits decreased by $1,086, or 20%, from $5,537 for the three months ended September 30, 2021 to $4,451 for the three months ended September 30, 2022. Sales of software and performance engineered kits decreased by $4,504, or 23%, from $19,817 for the nine months ended September 30, 2021 to $15,313 for the nine months ended September 30, 2022. The decrease across both comparative periods is a result of Polestar’s shifting focus to its own vehicles and a decrease in Volvo Cars’ sales of Polestar’s performance engineered kits.

Vehicle leasing revenue increased by $2,558, or 128%, from $2,001 for the three months ended September 30, 2021 to $4,559 for the three months ended September 30, 2022. Vehicle leasing revenue increased by $10,338, or 480%, from $2,155 for the nine months ended September 30, 2021 to $12,493 for the nine months ended September 30, 2022. Polestar began selling vehicles with repurchase obligations during the first half of 2021 and continued to increase the number of vehicles sold with repurchase obligations in the subsequent periods. This resulted in the increase to vehicle leasing revenue during the three and nine months ended September 30, 2022 as compared to the comparative periods.

Other revenue increased by $489, or 100%, from $489 for the three months ended September 30, 2021 to $978 for the three months ended September 30, 2022. Other revenue increased by $1,799, or 51%, from $3,550 for the nine months ended September 30, 2021 to $5,349 for the nine months ended September 30, 2022. The increase is driven primarily by higher royalties from Volvo Cars’ sales of parts and accessories for Polestar vehicles.

Cost of sales and gross profit

Cost of sales increased by $183,743, or 74%, from $247,647 for the three months ended September 30, 2021 to $431,390 for the three months ended September 30, 2022. Gross profit (loss) increased by $38,810, or 112%, from a loss of $34,751 for the three months ended September 30, 2021 to a profit of $4,059 for the three months ended September 30, 2022.

Cost of sales increased by $672,657, or 90%, from $746,614 for the nine months ended September 30, 2021 to $1,419,271 for the nine months ended September 30, 2022. Gross profit increased by $56,415 from $1,060 for the nine months ended September 30, 2021 to $57,475 for the nine months ended September 30, 2022.

In general, the increases in cost of sales and gross profit across comparative periods are the result of expanded production and commercialization of Polestar 2 vehicles. Both cost of sales and gross profit were negatively impacted by higher freight and distribution costs per vehicle across all markets during the three and nine months ended September 30, 2022, partially offset by lower fixed manufacturing costs due to the winding down of Polestar 1 manufacturing in 2021. The decrease in revenue per vehicle from model mix and market mix during the three and nine months ended September 30, 2022 also had a direct impact on gross profit.

Continued deterioration of the SEK/CNY foreign exchange rate has been a contributing factor to higher costs of sales and reduced margin development. The SEK/CNY foreign exchange rate weakened by approximately 8.6% during the nine months ended September 30, 2022 from 0.70 on January 1, 2022 to 0.64 by September 30, 2022. During the comparative period, the SEK/CNY foreign exchange rate weakened by approximately 6.3% from 0.79 on January 1, 2021 to 0.74 by September 30, 2021. In total, the SEK/CNY foreign exchange rate has weakened by approximately 19% since January 1, 2021. This trend impacts Polestar’s gross profit as a transaction effect of contract manufacturing in China when Polestar’s purchasing entity is denominated in a functional currency that is weaker than CNY.

Selling, general, and administrative expense

Selling, general, and administrative expense decreased by $20,647, or 10%, from $199,290 for the three months ended September 30, 2021 to $178,643 for the three months ended September 30, 2022. The decrease is primarily due to lower advertising, marketing, and promotional activities in the three months ended September 30, 2022. Polestar’s began curtailing advertising, marketing and promotional activities during the three months ended September 30, 2022 after experiencing a period of heavier spend in the twelve months prior.

Selling, general, and administrative expense increased by $147,280, or 31%, from $478,144 for the nine months ended September 30, 2021 to $625,424 for the nine months ended September 30, 2022. The increase is primarily due to (1) higher investments in advertising, marketing, and promotional activities during the first half of 2021 as part of Polestar’s commercial expansion across new and existing markets, (2) increased professional service fees related to accounting, finance, and information technology, and (3) higher wages and salaries associated with scaling headcount of Polestar’s sales and administrative personnel to meet the demands of the growing business and becoming a publicly listed company.

Research and development expense

Research and development expense decreased by $25,931, or 51%, from $50,529 for the three months ended September 30, 2021 to $24,598 for the three months ended September 30, 2022. Research and development expense decreased by $34,047, or 22%, from $157,400 for the nine months ended September 30, 2021 to $123,353 for the nine months ended September 30, 2022.

The decrease is primarily the result of lower amortization of intangible assets related to the Polestar 1, which was fully amortized during the 2021 period, and positive translation effects on our research and development activities the United Kingdom which are transacted in SEK. The lower amortizations for Polestar 1 and the USD translation impacts are partially offset by increased research and development activities related to future vehicles and battery electric technologies, including the Polestar Precept and the P10 powertrain.

Other operating income (expense), net and Listing expense

Other operating income (expense), net increased by $11,072, or 134%, from an expense of $8,291 for the three months ended September 30, 2021 to an income of $2,781 for the three months ended September 30, 2022. Other operating expense, net decreased by $5,099, or 22%, from $23,060 for the nine months ended September 30, 2021 to $17,961 for the nine months ended September 30, 2022. The changes during the three and nine months ended September 30, 2022 as compared to the respective comparative periods are primarily driven by lower negative foreign exchange effects on payables to Volvo Cars and Geely for the contract manufacturing of the Polestar 2. The listing expense of $372,318 incurred upon the merger with GGI on June 23, 2022 is non-recurring and presented separately below Other operating income (expense), net. Refer to Note 9 - Reverse recapitalization in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Finance income and Finance expense

Finance income decreased by $8,895, or 93%, from $9,606 for the three months ended September 30, 2021 to $711 for the three months ended September 30, 2022. Finance income decreased by $23,316, or 94%, from $24,801 for the nine months ended September 30, 2021 to $1,485 for the nine months ended September 30, 2022. The decrease is primarily driven by a negative net foreign exchange effect related to financial items for the three and nine months ended September 30, 2022 and 2021.

Finance expense increased by $44,404, or 275%, from $16,135 for the three months ended September 30, 2021 to $60,539 for the three months ended September 30, 2022. Finance expense increased by $83,455 from $28,511 for the nine months ended September 30, 2021 to $111,966 for the nine months ended September 30, 2022. These increases are primarily related to higher interest expense associated with financing arrangements and overdue trade payables to Volvo Cars.

Fair value change - Earn out rights

The earn-out rights were issued in connection with the capital reorganization that was consummated on June 23, 2022. As such, there is no comparison figure for 2021. The gain on the fair value change of the earn out liability for the three and nine months ended September 30, 2022 was $546,961 and $965,668, respectively. These gains are primarily attributable to a decrease in Polestar’s share price from $11.23 on June 23, 2022 (i.e., closing of the merger with GGI and issuance of the earn-out rights) to $5.06 on September 30, 2022 and increased market volatility.

Leveraging on a benchmark of peers, the implied asset volatility used in the Monte Carlo simulation increased from of 60% as of June 23, 2022 and 70% as of September 30, 2022.

Fair value change - Class C Shares

As part of the capital reorganization via the merger with GGI on June 23, 2022, Polestar exchanged rights and obligations to the public and private warrant instruments of GGI. The gain on the fair value change of these warrants (Class C Shares in Polestar) for the three and nine months ended September 30, 2022 was $14,059 and $35,590, respectively. These gains are primarily attributable to a decrease in the price of the Class C-1 Shares from $2.52 on June 23, 2022 (i.e., closing of the merger with GGI and exchange of the warrants) to $1.10 on September 30, 2022 and a decrease in the estimated value of the Class C-2 Shares from $2.53 to $1.10 over the same period. Polestar utilizes a binomial lattice model to calculate the value of the Class C-2 Shares which factors several inputs, including the changes in Polestar’s share price from $11.23 to $5.06, implied volatility of Class C-1 Shares from 22.5% to 88%, and risk-free rate from 3.12% to 4.04% over the same period.

Liquidity and capital resources

Polestar continues to finance its operations primarily through the issuance of equity instruments, various short-term credit facilities, including working capital facilities, term loans with related parties, sale-leaseback arrangements, and extended trade credit with related parties. The principal uses of liquidity and capital are funding operations, market expansion, and investments in Polestar’s future vehicles and automotive technologies. Substantial doubt about Polestar’s ability to continue as a going concern persists as timely realization of financing endeavors is necessary to cover forecasted operating and investing cash outflow. Refer to Note 1 - Significant accounting policies and judgements, Note 7 - Liabilities to credit institutions, and Note 9 - Reverse recapitalization in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Comparison of the nine months ended September 30, 2022 and 2021

As of September 30, 2022, Polestar had cash and cash equivalents of $988,259 as compared to $756,677 as of December 31, 2021. The following table summarizes Polestar’s Unaudited Condensed Consolidated Statement of Cash Flows for the nine months ended September 30, 2022 and 2021:

	For the nine months ended September 30,		Variance
	2022	2021	$
Cash used for operating activities	(1,023,425)	(155,078)	(868,347)
Cash used for investing activities	(652,778)	(72,171)	(580,607)
Cash provided by financing activities	1,965,753	536,603	1,429,150

Cash used for operating activities

Cash used for operating activities increased by $868,347, from $155,078 for the nine months ended September 30, 2021 to $1,023,425 for the nine months ended September 30, 2022. The change is primarily attributable to a larger operating loss and negative changes in working capital during the nine months ended September 30, 2022. Cash used for inventories increased by $165,776, from $145,378 for the nine months ended September 30, 2021 to $311,154 for the nine months ended September 30, 2022. This change is primarily attributed to accelerated production of the Polestar 2 following the end of the COVID-19 lockdowns in eastern China that occurred in the first half of 2022, necessary in order to be able to deliver on open customer orders.

Cash provided by changes in trade receivables, prepaid expenses, and other assets decreased by $253,884, from a cash inflow of $210,426 for the nine months ended September 30, 2021 to a cash outflow of $43,458 for the nine months ended September 30, 2022, primarily reflecting the impact of higher outstanding trade receivables with Volvo Cars. Cash provided by changes in trade payables, accrued expenses, and other liabilities decreased by $305,087, from a cash inflow of $244,442 for the nine months ended September 30, 2021 to a cash outflow of $60,645 for the nine months ended September 30, 2022, primarily due to higher repayments of trade payables and accrued expenses with Volvo Cars and Geely during the nine months ended September 30, 2022.

Cash used for investing activities

Cash used for investing activities increased by $580,607 from $72,171 for the nine months ended September 30, 2021 to $652,778 for the nine months ended September 30, 2022. The change was primarily the result of significantly more cash settlements with Volvo Cars and Geely for prior period investments in intellectual property related to the Polestar 2, Polestar 3 and Polestar 4. Polestar also made an investment of $2,480 in the fast-charging battery technology innovator, StoreDot, during the nine months ended September 30, 2022.

Cash provided by financing activities

Cash provided by financing activities increased by $1,429,150, from $536,603 for the nine months ended September 30, 2021 to $1,965,753 for the nine months ended September 30, 2022. The change was primarily the result of (1) the merger with GGI that occurred on June 23, 2022 and (2) increased liquidity provided by seven short-term working capital facilities secured by Polestar during the nine months ended September 30, 2022. The merger with GGI and related arrangements provided Polestar with net cash proceeds of $1,417,973. Polestar’s borrowings provided $1,555,201 in gross cash proceeds during the period, of which $815,541 was sourced from six short-term working capital facilities with Chinese banking partners, $642,520 was sourced from a green trade revolving credit facility with a syndicate of European banks, and $97,130 was sourced from multiple low-value floorplan and sale-leaseback facilities, including a small credit facility with Volvo Cars. These gross cash proceeds were partially offset by principal repayments of $957,186 during the period, of which $597,467 was used to settle three short-term working capital facilities with Chinese banking partners, $271,412 was used to settle amounts due on the green trade revolving credit facility, and $88,307 was used to settle amounts due on the low-value floorplan and sale-leaseback facilities, including the credit facility with Volvo Cars.

During the nine months ended September 30, 2021, Polestar sourced $832,701 in financing which was comprised of (1) $547,157 from an equity injection from various investors, including Geely, (2) $250,313 from short-term working capital facilities with Chinese and European banking partners, and (3) $35,231 from a convertible note issuance to various investors, including Geely. These gross cash proceeds were partially offset by principal repayments of $341,863 during the period, all of which was used to settle three short-term working capital facilities and amounts due on low-value floorplan and sale-leaseback facilities.

Contractual obligations and commitments

Polestar is party to contractual obligations to make payments to third parties and related parties in the form of short-term credit facilities, sale leaseback arrangements, and various other leasing arrangements. Polestar also has certain capital commitments to purchase property, plant and equipment and intellectual property. The following table summarizes Polestar’s estimated future cash expenditures related to contractual obligations and commitments as of September 30, 2022:

	Payments due by period
Contractual obligations and commitments	Total	Less than 1 year	After 1 year
Capital commitments	515,942	352,128	163,814
Credit facilities, including sale-leasebacks	1,185,568	1,185,568	—
Lease obligations	92,274	16,936	75,338

Total	1,793,784	1,554,632	239,152

Critical accounting estimates

The following paragraphs discuss new accounting estimates applied during the nine months ended September 30, 2022 that are critical to the portrayal of our financial condition and results of operations and that require significant, difficult, subjective, or complex judgements.

Fair value measurement – methodologies for measuring the fair value of the financial liabilities related to the Class C-2 Shares and the contingent earn-out rights

The Class C-2 Shares and the contingent earn-out rights are derivative financial instruments that are carried at fair value through profit and loss. Quoted or observable prices for these financial instruments are not available in active markets, requiring Polestar to estimate the fair value of the instruments each period utilizing certain valuation techniques.

The fair value of the financial liability for the Class C-2 Shares is measured using a binomial lattice option pricing model that incorporates a geometric Brownian motion and references the observable price of the Class C-1 Shares. The Class C-1 Shares are almost identical instruments and are publicly traded on the NASDAQ (i.e., an active market). The inputs for this valuation technique include (1) the price of the Class C-1 Shares, (2) the implied volatility of the Class C-2 Shares, determined by reference to the implied volatility of the Class C-1 Shares, (3) the 5-year risk-free rate, and (4) the dividend yield of the Class C-2 Shares. Polestar considers these inputs to be primarily observable by reference to information on the Class C-1 Shares and other information available to the public (e.g., the 5-year risk-free rate is available by reference to published U.S. treasury rates), resulting in a Level 2 measurement methodology.

The fair value of the financial liability for the earn-out rights is measured using a Monte Carlo simulation. The inputs for this valuation technique include (1) the remaining term of the instrument, (2) the five earn-out tranches, (3) the probability of the Polestar’s Class A Shares reaching certain daily volume weighted average prices during the earn out period resulting in the issuance of each tranche of Class A Shares and Class B Shares, as determined by leveraging the implied volatility of the Class A Shares, and (4) the 5-year risk-free rate. The price and implied volatility of the Class A Shares are the most significant inputs to the Monte Carlo Simulation. The implied volatility is unobservable, requiring Polestar to calculate this input by reference to estimations of the asset volatility of common equity of peers. This results in a Level 3 measurement methodology.